Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended October 31,
	2015	2014
Net income available to stockholders	$5,423	$2,120
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	(113)	(31)
Earnings available to common shareholders	$5,310	$2,089
Shares Calculation
Average shares outstanding - Basic Common	4,975	4,948
Average shares outstanding - Basic Class B Common	2,037	2,009
Potential Common Stock relating to stock options and non-vested restricted stock	51	59
Average shares outstanding - Assuming dilution	7,063	7,016
Net Income Per Share: Basic Common	$0.82	$0.32
Net Income Per Share: Basic Class B Common	$0.61	$0.24
Net Income Per Share: Diluted	$0.75	$0.30

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